ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

26th June, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Corporate Governance Rating by ICRA

We are pleased to advise that ICRA has assigned a CGR2 rating to the Corporate Governance practices of ITC. This is on a rating scale of CGR1 to CGR6 where CGR1 denotes the highest rating. This is the first Corporate Governance rating of its kind in the country.

The 'High Level of Corporate Governance' rating reflects ITC's transparent shareholding structure, well structured management decision making processes with adequate delegation of powers and sound Board structure and process.

A copy of the Press Release issued by ICRA in this regard is enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

PRESS RELEASE

ICRA ASSIGNS ITS FIRST CORPORATE GOVERNANCE RATING TO ITC LIMITED

ICRA has assigned a CGR2 rating to the Corporate Governance practices of ITC Limited. This is on a rating scale of CGR1 to CGR6 where CGR1 denotes the highest rating. The CGR2 rating implies that in ICRA's current opinion, the rated Company has adopted and follows such practices, conventions and codes as would provide its financial stakeholders a high level of assurance on the quality of corporate governance. ICRA's opinion, however, is not a certificate of statutory compliance or a comment on the rated Company's future financial performance, credit rating or stock price. This is the first Corporate Governance rating of its kind in the country.

ICRA's Corporate Governance Rating (CGR) is meant to indicate the relative level to which an organisation accepts and follows the codes and guidelines of corporate governance practices. Corporate Governance practices prevalent in a company reflect the distribution of rights and responsibilities among different participants in the organisation such as the Board, management, shareholders and other financial stakeholders and the policies and systems laid down and followed for making business decisions. The emphasis of ICRA rating is on a corporate's business practices and quality of disclosure standards that address the requirements of the regulators and is fair and transparent to its financial stakeholders.

The variables, which have been analysed for arriving at the rating, are the shareholding structure, governance structure and management processes, board structure and processes, stakeholder relationship, transparency/disclosures and financial discipline including transactions with subsidiaries and associates. Each of these variables have been evaluated with respect to a set of attributes and a composite score is computed using a proprietary model developed by ICRA.

The 'High level of Corporate Governance' rating reflects ITC's transparent shareholding structure, well structured management decision making processes with adequate delegation of powers and sound Board structure and process. Further, in ICRA's opinion, the composition of the Board as well as the Board Committees, frequency of meetings, quality of agenda papers and the Board's involvement in the decision making process satisfy the requirements of good corporate governance. The rating also reflects conformity with the provisions of Clause 49 of the Listing Agreement, even though the rating is not to be interpreted as an indicator for statutory compliance. The rating also factors in the level of disclosure in the Annual Report and the Company's decision to balance the extent of disclosures in the Annual Report with the need to protect shareholder interest in a competitive environment.

The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focussed on four business groups: FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. Despite the gestation cost of some of its recent investments and the restructuring costs on account of exit from edible oils and financial services business, the Company has been consistently earning a high level of Return on Capital Employed and has a sound track record in terms of investor servicing as well as dividend payout.